May 23, 2005


Mr. Kevin Vaughn                      Via U.S. Mail and Facsimile (202) 942-9585
Reviewing Accountant                  ------------------------------------------
Mr. Praveen  Kartholy
Staff  Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:      Zunicom, Inc.
         Form 10-K for year ended December 31, 2004
         Filed March 31, 2005
         File No. 000-27210

Dear Mr. Vaughn and Mr. Kartholy,

         We have received your comment letter of May 9, 2005 and appreciate an opportunity to clarify the recent filing of our Annual Report on Form 10-K for the year ended December 31, 2004 and our letter of May 6, 2005. We understand that the purpose of your review is to assist us in compliance with the applicable disclosure requirements and to further assist us with the overall disclosure in our filing. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.

         As an aid to understanding the Company's response to staff comment the comment is listed below with the Company's response immediately following.

Form 10-K for the fiscal year ended December 31, 2004

Staff Comment:
--------------

Item 8 - Financial Statements and Supplementary Data
----------------------------------------------------

Note B - Summary of Significant Accounting Policies
---------------------------------------------------

Revenue Recognition - Page F-12
-------------------------------
       1. We note your response to prior comment 2. We see that your drop shipment sales are shipped directly from the third party vendor to the customer. It appears that you recognize revenue on a gross basis for these sales. However, it appears that you do not take title to the inventory or make any modifications to the product. Please tell us whether you recognize revenue on a gross or net basis for these sales and quantify the amount of revenue recognized for each of the last three years. If you have concluded that revenue should be recognized on a gross basis for drop shipment sales, support your conclusion with an analysis of the criteria discussed in EITF 99-19.


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


Company Response:
-----------------

       In reviewing the criteria for revenue recognition on drop shipment sales as detailed in EITF 99-19 the Company notes the following:

       1) EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" is applicable in determining sales revenue on drop shipment sales for the Company.

       2) The Company, after analyzing the requirements of EITF 99-19, believes it meets the requirements for reporting revenue on a gross basis. Specifically,

            a) The Company, in conjunction with its customer, designs the product, establishes product and packaging parameters, requests and tests product samples before ordering, requests modification of the product to optimize quality and price, negotiates price and selects the vendor that will be used to produce the product. The Company handles all communication with its vendor and arranges customer's delivery. The Company is the primary obligor in the arrangement.

            b) The Company has latitude in establishing the price of products being sold to its customers within economic constraints. In addition to price the Company determines whether agents will be used to expedite the order to ensure the Company receives the product at the best price from the vendor and of a consistent quality. The use of an agent is solely at the expense and desire of the Company and does not affect the customer pricing.

            c) The Company has discretion in supplier selection. The Company has multiple suppliers for a product or service ordered by a customer and uses discretion in selecting the supplier that will provide the product as long as the quality parameters are met.

            d) The Company is involved in the determination of products specifications. Generally the Company offers a variety of battery products to its customer from which the customer makes their selection. Often the customer will request unique features or enhancements to an existing product or product packaging to ensure a competitive advantage. It is the Company's responsibility to create and document the requested changes, communicate the information to the selected vendor, test the modified product for performance, perform quality control testing, and submit the modified product to the customer for final review. In almost every instance the Company possesses greater experience and skill in understanding battery design and modification than the customer, who is most often a retailer or wholesaler of a multiple line of products with generalized expertise.



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

            e)   The Company has credit  risk.  The Company  contracts  with the supplier for the production of the goods. If the customer canceled its purchase order after production commenced the Company's obligation to the supplier remains intact and the Company would either find a substitute purchaser or take possession of the finished goods in its own inventory. Additionally the Company offers commercial credit terms to its customers allowing for payment of the product a number of days after receipt, generally sixty days from receipt of goods.

       3) There are two indicators of Gross Revenue Reporting that the Company does not meet, however the Company believes they are outweighed by the indicators listed above. Specifically,

            a) The Company does not have general inventory risk before the order is placed but does have general inventory risk upon customer return. If the product is found to be defective the Company has recourse with the supplier but if the product was produced to the agreed upon specifications, but the customer refused to pay for the product, the Company would suffer general inventory risk and would be forced to either take possession of the product or resell it to another customer.

            b) The Company does not change the product or perform service on the product once it is produced.

         The Company notes in EITF 99-19 that whether a company should recognize revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee is a matter of judgment that depends on the relevant facts and circumstances and that the factors or indicators listed above should be considered in that evaluation. The Company believes it meets the criteria for Gross revenue recognition because the indicators of Gross Revenue Reporting the Company meets outweigh the indicators the Company does not meet.


         The total value of direct  shipments for the years ending  December 31,
         2004,  2003  and  2002  are  $4,445,000,   $7,843,000  and  $6,200,000,
         respectively or approximately 6%, 13% and 13% of consolidated revenue.

         The Company believes that it has complied with the Staff's comments as requested.

         Please call me at (469) 892-1200 with any comments or questions that you may have with respect to the enclosed filing, or if we may be of any further assistance.

Sincerely,

/s/ Julie Sansom-Reese
-----------------------
Julie Sansom-Reese
Chief Financial Officer
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